Exhibit 10.80

April 30, 2003

Mr. Michael A. Piraino
195 Technology Drive
Irvine, Ca 92618

Dear Michael:

I am happy to extend you the following offer of employment at Epicor Software Corporation (the “Company”), with a start date of on May 27, 2003.

1.          Title.  Your position will be Senior Vice President, and Chief Financial Officer and you will report to the Chief Executive Officer of the Company.  You will be headquartered in the Company’s Irvine, California offices.

2.          Base Salary.  Your base salary will be $220,000 per year paid semi-monthly in accordance with the Company’s normal payroll policies and subject to standard withholding.

3.          Annual Bonus.  You will be eligible to receive an annual target bonus of $110,000 (50% of base salary), on a fiscal year basis.  The bonus will be based on the Company fulfilling specified revenue and net income targets, which are consistent with the targets for the Company’s other executive officers, and subject to the terms of the Executive Bonus Plan. The Company’s fiscal year is the calendar year.  For fiscal 2003, the bonus will be prorated as follows:  $110,000 multiplied by a fraction, the numerator of which is the number of days you were employed in fiscal 2003, and the denominator of which is 365.

4.          Stock Option.  The Company will grant you a stock option to purchase 250,000 shares of Epicor Software Corporation Common Stock.  The exercise price of the shares in this option grant will be the closing price of the Company’s common stock on the NASDAQ National Market System on your start date.  The option grant is subject to approval of the Board of Directors and the execution of definitive option agreements.

Subject to your continuing employment with the Company, the options will vest over four years, as follows:

•	25% of such options (or 62,500 shares) will become exercisable on the first anniversary of the grant date.
•

Following the first anniversary, options under this grant will vest at a rate of 6.25% (or 15,625 shares) at the conclusion of each three month period, such that the subsequent vesting dates are as follows:  August 27, 2004; November 27, 2004; February 27, 2005; May 27, 2005; August 27, 2005; November 27, 2005; February 27, 2006; May 27, 2006; August 27, 2006; November 27, 2006; February 27, 2007 and May 27, 2006.

Registration Rights.  In connection with the Options, the Company will register the shares underlying such options on Form S-8.  If registration of such shares is not permissible on Form S-8 the Company will register such shares on Form S-3, subject to customary underwriter lock ups and cutbacks, if applicable, and shall rank in equal priority with the registration rights held by existing preferred stockholders.

5.          Severance Agreement.  If the Company shall terminate your employment agreement without “cause” or if a “constructive termination” has occurred or if you die or become disabled while employed by the Company, the Company shall pay your base salary that would have been payable, for the next six months.  During that six month period, you shall continue to be entitled to participate in the Company’s employee group health benefit plans under COBRA, and the premiums shall be paid by the Company, subject to your election to participate. For purposes of

April 30, 2003
Mr. Michael A. Piraino

this Agreement, disabled shall mean your inability due to any physical or mental condition to perform a substantial portion of your duties as Chief Financial Officer for 24 or more consecutive weeks.

For the purposes of paragraph 5, above:  (i) “cause” shall mean (A) willful and repeated failure to comply with the lawful directions of the Company’s Board of Directors, or the Chief Executive Officer (B) gross negligence or willful misconduct in the performance of duties to the Company and/or its subsidiaries, (C) commission of any act of fraud with respect to the Company and/or its subsidiaries,  (D) conviction of a felony or a crime involving moral turpitude causing material harm to the standing and reputation of the Company and/or its subsidiaries, in each case as determined in good faith by the Company’s Board of Directors; and (ii) “constructive termination” shall be deemed to occur if (A)(1) there is a material adverse change in your position causing it to be of less stature or of less responsibility, (2) a change in the positions to whom you report (other than a change in Board of Director composition) or (3) a reduction of more than 20% of your base compensation and (B) the Company shall fail to correct the occurrence to your reasonable satisfaction following written notice by you within the thirty (30) days following receipt of such notice and you elect to terminate your employment voluntarily.

6.          Other.  Effective the beginning of the month following your start date, you will be eligible to participate in the Company’s group health benefits plans.  After meeting eligibility requirements, you will also be able to participate in various company benefit programs including life and disability plans, the Company’s 401(k) savings program, Section 125 Reimbursement Account, and the Confidential Employee Assistance Program (EAP).

7.          Indemnification.  In the event you are made, or threatened to be made, a party to any legal action or proceeding, whether civil or criminal, by reason of the fact that you are or were a director or officer of the Company or serves or served any other corporation fifty percent (50%) or more owned or controlled by the Company in any capacity at Company’s request, you shall be indemnified by the Company, and the Company shall pay your related expenses when and as incurred, all to the full extent permitted by law.

8.          Successors.  Any successor to the Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession.  The terms of this Agreement and all of your rights hereunder shall inure to the benefit of, and be enforceable by, your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

This offer is contingent upon successful completion of a background investigation, execution of the Company’s Employee Proprietary Agreement and the Employee Acknowledgment Statement, and approval by the Board of Directors.  Upon accepting this offer, you will be required to sign and agree to the terms therein.  Additionally, due to the Immigration Reform Act and Control of 1986, prior to or on your first day of employment, you will be required to show proof of identity and authorization to work in the United States.  Please be prepared to show appropriate documentation for evidence of identity and employment eligibility.

As we discussed, this offer will expire if not accepted by noon on Monday, May 5, 2003.

I look forward to your joining Epicor Software Corporation.  We have a great opportunity to take the Company to a new level of performance.  I believe your past experience and skills would be a great fit with Epicor and I look forward to working with you.

Please indicate your acceptance of this offer by signing in the space below.  Upon receipt, I will have the necessary agreements prepared to document the items described in this offer letter.  If you have any questions, please do not hesitate to call.

April 30, 2003
Mr. Michael A. Piraino

Very truly yours,	Accepted:

/s/ L. GEORGE KLAUS	/s/ MICHAEL A. PIRAINO

L. George Klaus	Michael A. Piraino
President and Chief Executive Officer